November 22, 2024

VIA EDGAR

U.S. Securities and Exchange Commission,
Division of Corporation Finance,
Office of Mergers & Acquisitions,
100 F Street, N.E.,
Washington, D.C. 20549

Attention: Blake Grady

Re:	Tigo Energy, Inc.

Schedule TO-I Filed November 12, 2024

File No. 005-92838

Ladies and Gentlemen:

On behalf of our client, Tigo Energy, Inc. (the “Company”), we are filing this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in a letter, dated November 20, 2024, with respect to the Company’s Tender Offer Statement on Schedule TO-I filed with the Commission on November 12, 2024 (the “Schedule TO”).

The Company is concurrently filing via EDGAR Amendment No. 1 to the Schedule TO (the “Amended Schedule TO”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following the comment. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule TO.

Schedule TO-I Filed November 12, 2024

General

1.	As structured, optionholders who tender in your offer will not know the number of Replacement Options they will receive in the exchange until the expiration date. With respect to the number of Replacement Options they will receive, we further note that your Offer to Purchase illustrates only one potential exchange ratio, which does not appear to be based on a historical market price of the underlying shares. Accordingly, please revise the Offer to Purchase to illustrate a range of potential exchange ratios, based on historical market prices, so that optionholders can assess the impact that market price fluctuations would have on your offer.

Response: The Company acknowledges the Staff’s comment and has responded by amending the disclosure on pages 2-3 and 13 of the Offer to Exchange to reflect an illustrative range of potential exchange ratios, based on historical market prices, that optionholders may expect.

2.	With reference to Rules 13e-4(f)(1)(ii) and 14e-1(b), please advise how emailing the relevant exchange ratios to securityholders “no later than 8:00 P.M.” Eastern Time on the Offer Expiration Date allows sufficient time for holders to consider whether to tender or withdraw their options.

Response: The Company acknowledges the Staff’s comment and has responded by amending the disclosure in the Summary Term Sheet and on pages 1, 2, 4, 12, 13 and 20 of the Offer to Exchange to reflect that the final exchange ratios will be emailed to the securityholders no later than 5:00 P.M. Eastern Time on the Offer Expiration Date.

3.	We note that you have incorporated by reference the financial information required by Item 1010(a) of Regulation M-A and provided some of the summary information required by Item 1010(c). Please provide the information required by Item 1010(c)(2) and (5). See Instruction 6 to Item 10 of Schedule TO and telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for additional guidance.

Response: The Company acknowledges the Staff’s comment and has responded by amending the disclosure on page 28 of the Offer to Exchange.

4.	Refer to the following disclosure on page 18 of the Offer to Exchange: “The conditions to this Offer are for our benefit. We may assert them in our discretion regardless of the circumstances giving rise to them before the Offer Expiration Date, other than acts or omissions by us. We may waive them, in whole or in part, at any time and from time to time prior to the Offer Expiration Date, in our reasonable discretion, whether or not we waive any other condition to this Offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights.” If an offer condition is “triggered” while an offer is pending, in our view, the offeror must promptly inform securityholders whether it will assert the condition and terminate the offer, or waive it and continue. Reserving the right to waive a condition “at any time and from time to time” may be inconsistent with your obligation in this regard. Please confirm in your response letter that you will promptly notify securityholders if a condition is triggered while the Offer is pending.

Response: The Company acknowledges the Staff’s comment and confirms that it will promptly notify securityholders if a condition is triggered while the Offer is pending.

Please contact me at (713) 496-9695 or laurakatherine.mann@whitecase.com with any questions that you may have about this letter or if you require any additional information.

Very truly yours,

/s/ Laura Katherine Mann
Laura Katherine Mann

cc:	Bill Roeschlein, Chief Financial Officer, Tigo Energy, Inc.

Joel Rubenstein, White & Case LLP

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